Exhibit 99.d

This announcement is not an offer to purchase or a solicitation of an offer to sell common shares. The Offers (defined below) are made solely by the Brazilian Offer Documents (defined below) and any amendments or supplements thereto, and are not being made in any jurisdiction in which the making of the Offers or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offers be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of TCO IP, a subsidiary of Vivo Participações, by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Telemig Celular Participações S.A.
at
R$120.93 per Common Share

and

All Outstanding Shares of Common Stock
of
Telemig Celular S.A.
at
R$2,100.03 per Common Share

by
TCO IP S.A.
a subsidiary of
Vivo Participações S.A.

TCO IP S.A. (“TCO IP”), a subsidiary of Vivo Participações S.A. (“Vivo Participações”) and a corporation organized under the laws of Brazil, is offering to purchase for cash solely in Brazil (i) all outstanding shares of common stock of Telemig Celular Participações S.A., a corporation organized under the laws of Brazil (“Telemig Participações”) not owned by TCO IP or one of its affiliates at a price of R$120.93 per common share in cash, plus interest as described below (the “Telemig Participações Offer”) on the terms and conditions set forth in the offering materials that are being published in Brazil in Portuguese (the “Brazilian Offer Documents”) and (ii) all outstanding shares of common stock of Telemig Celular S.A., a corporation organized under the laws of Brazil (“Telemig Celular”) at a price of R$2,100.03 per common share in cash, plus interest as described below on the terms and conditions set forth in the Brazilian Offer Documents (the “Telemig Celular Offer” and collectively with the Telemig Participações Offer, the “Offers”).  TCO IP will pay interest on the cash Offer prices set forth above from the Closing Date (as defined below) until the date of financial settlement equal to the Brazilian Interbank Deposit Certificates Rate – CDI.  The Offers are also described in English in a filing on Form 6-K filed by Vivo with the U.S. Securities and Exchange Commission (“SEC”) (the “Form 6-K”).

THIS TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN UNTIL 5:00 P.M. NEW YORK CITY TIME ON AUGUST 14, 2008.

The Offers are made in connection with a stock purchase agreement dated as of August 2, 2007 among Telpart Participações S.A. (“Telpart Participações”) and Vivo Participações, having as intermediary parties Telemig Participações and Tele Norte Celular Participações S.A. (“Tele Norte Celular”) (the “Stock Purchase Agreement”).  Under the Stock Purchase Agreement, we acquired control of both Telemig Participações and Tele Norte Celular on April 3, 2008 (the "Closing Date"); however, we entered into a stock purchase agreement on December 20, 2007, pursuant to which we sold to Telemar Norte Leste S.A. all of the interests in Tele Norte Celular that we had acquired under the Stock Purchase Agreement immediately after such acquisition. We are making the Offers to purchase all of the outstanding common shares that we do not already own of each of Telemig Participações and Telemig Celular. The Offers are mandatory pursuant to Brazilian law and were registered at the CVM under Nos. CVM RJ-2008-03414 for Telemig Participações and CVM-RJ- 2008-03460 for Telemig Celular, on July 10, 2008.

The Offers are not conditioned on any minimum number of common shares being tendered nor are they conditioned upon TCO IP or Vivo Participações obtaining financing.

The common shares tendered in the Offers will be purchased through two independent auctions on the São Paulo Stock Exchange (“BOVESPA”) (each an “Auction” and jointly the “Auctions”). The Auctions will be held on August 15, 2008 (“Auctions Date”) at 12:00 p.m. noon New York City time for the acquisition of common shares of Telemig Participações and at 12:15 p.m. New York City time for the acquisition of common shares of Telemig Celular. Sell orders from brokers tendering common shares on behalf of tendering shareholders must be submitted no later than

11:00 a.m. New York City time on the Auctions Date through BOVESPA’s  Megabolsa electronic trading system using the following codes: “TMCP3L” for Telemig Participações and “TMGC3L” for Telemig Celular.

A holder of common shares must no later than 5:00 p.m. New York City time (the “Expiration Time”) on August, 14, 2008 (the “Offers Expiration Date”), either personally or by means of a duly appointed proxy, contact and register with a broker authorized to conduct trades on BOVESPA, present the documentation listed below and ask the broker to tender its shares in the auction on its behalf.

To tender a holder’s shares, the holder’s broker must, no later than 11:00 a.m. New York City time, on the Auctions Date (1) transfer the shares to the appropriate account maintained by Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company, or “CBLC”) for the purpose of the Offers, and (2) present a sell order on behalf of the holder through the São Paulo Stock Exchange’s Megabolsa electronic trading system using the code “TMCP3L” for Telemig Participações and “TMGC3L” for Telemig Celular.  TCO IP will pay all brokerage costs and fees relating to its purchase of common shares tendered in the Offers, including “emolumentos” charged by BOVESPA  and the settlement fees charged by CBLC.  Holders will be required to pay all fees and expenses relating to the sale of their shares including brokerage costs and fees and customary “emolumentos” and fees charged by BOVESPA and/or CBLC in connection with the sale of their shares on the Auction Date.

There will be no guaranteed delivery process to tender common shares.

A beneficial owner that has common shares registered in the name of a broker, dealer, commercial bank or other nominee must contact that entity if that beneficial owner desires to tender common shares and may be charged a fee or commission by that person for tendering common shares in the Offers.  In addition, the broker that tenders common shares on behalf of any shareholder in the auction may charge a fee or commission for doing so.  Each shareholder should consult its broker or nominee to determine what fees or commissions apply.

Telemig Participações’ and Telemig Celular’s common shares held directly are generally held either through the CBLC or through ABN Amro Real, Telemig Participações’ and Telemig Celular’s transfer agent. The CBLC is the custodian for common shares of Telemig Participações and Telemig Celular that are traded on BOVESPA and settlement of the Offers will occur through the facilities of CBLC. Shareholders that have invested in shares of Telemig Participações and Telemig Celular under Resolution No. 2,689/00 of the Brazilian National Monetary Council hold their shares through CBLC. These holders of common shares should ask their Brazilian representatives for purposes of Resolution No. 2,689/00 to contact such a broker on their behalf.

For a withdrawal to be effective, the broker that has been instructed to tender shares in the Auction, as described above, must withdraw the order to sell those shares before the beginning of the Auction on the Auctions Date.  Thereafter, such tenders are irrevocable.  If a holder wishes to withdraw the tender of its common shares, it is the responsibility of the holder to ensure that the broker that has been instructed to tender its common shares receives instructions to withdraw the tender of those common shares before that time.  In order to withdraw from the tender offer, shareholders must contact the broker that it has instructed to tender shares in the Auction on its behalf in sufficient time to enable the broker to withdraw the order to sell those common shares before the beginning of the Auction on the Auctions Date and must provide any documentation required by the broker. Shareholders that wish to withdraw from the Offers are strongly advised to contact their brokers well before the beginning of the Auction. Withdrawals of common shares may not be rescinded. Any common shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offers. However, holders of common shares that have properly withdrawn tendered common shares may re-tender those at any time before the Expiration Time on the Offers Expiration date, by following the procedures described in the Brazilian Offer Documents and the Form 6-K.

To the extent permitted by applicable law and the terms of the Offers, TCO IP reserves the right, at any time, to amend the Offers if an amendment is previously and expressly approved by CVM.  In order to comply with the requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder, any such amendment will be followed as promptly as practicable by public announcement thereof.  Subject to applicable law (including Rule 14e-1 under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which TCO IP may choose to make any public announcement, TCO IP will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.

Holders must make their own decisions as to whether to tender their common shares and, if so, how many common shares to tender. None of TCO IP, Vivo Participações, Telemig Participações or Telemig Celular or any of their respective affiliates, boards of directors or executive officers makes any recommendation as to whether holders should tender their common shares. None of these persons has authorized any person to make any recommendation on its behalf as to whether a holder should tender or refrain from tendering its common shares in the Offers. Any holder that is in doubt as to the action it should take should contact its broker, lawyer, accountant or other professional advisor without delay.  Holders are urged to read the Brazilian Offer Documents and the Form 6-K carefully before making any decisions with respect to the Offers because they contain important information.

Telemig Participações and Telemig Celular are Brazilian companies, and Brazilian law governs the duties and obligations of the Boards of Directors of Telemig Participações and Telemig Celular and does not impose any fiduciary or other duty or obligation on the Boards of Directors of Telemig Participações or Telemig Celular to approve or disapprove the Offers or to make any recommendation in connection with the Offers.  Additionally, the Offers are being made by a subsidiary of the controlling shareholder of Telemig Participações and Telemig Celular.  Accordingly, Telemig Participações and Telemig Celular have neither approved, disapproved nor made any recommendation with respect to the Offers, as it is not required to issue or have an opinion on the Offers under Brazilian law.

All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of common shares or the form and validity (including of receipt) of any notice of withdrawal will be determined by TCO IP in its sole discretion, which determination shall be final and binding on all parties. Neither TCO IP nor any of its affiliates or assigns nor any other person will be under any duty to give notification of any defects or irregularities in tenders or withdrawals or incur any liability for failure to give any such notification.

Brazilian law does not provide for a subsequent offering period and therefore there will be no subsequent offering period in connection with the Offers.

The common shares of Telemig Participações and Telemig Celular are listed on the São Paulo Stock Exchange under the ticker symbols “TMCP3L” and “TMGC3L”, respectively.  The common shares of Telemig Participações and Telemig Celular are not listed on any United States stock exchange or admitted for trading on any United States automated quotation system and these shares are not registered under Section 12 of the Exchange Act.  On July 11, 2008, the last reported sale price of the common shares of Telemig Participações on BOVESPA was R$123.00 per common share. On July 11, 2008, the last reported sale price of the common shares of Telemig Celular on BOVESPA was R$2,100.00 per common share.

The Brazilian Offer Documents and the Form 6-K contain important information. Stockholders should carefully read these materials in their entirety before any decision is made with respect to the Offers.

Requests for copies of the Brazilian Offer Documents and the Form 6-K may be directed to the information agents as set forth below, and copies will be furnished promptly at TCO IP’s expense.

The Brazilian Information Agent for the Offer is:

BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliánios

Av. Brigadeiro Faria Lima, 3729 – 6º andar – São Paulo – SP –
CEP: 04538-905 - Brazil
55 11 3074-7326 (Call Collect)

The U.S. Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

tenderoffer@mackenziepartners.com
www.mackenziepartners.com

July 15, 2008